EXHIBIT 99.1

mCloud to Host Fourth Quarter and Year-End 2021 Financial Results Conference Call at 10:00am EDT on April 4, 2022

CALGARY, AB, March 31, 2022 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions, today announced it will host a conference call to discuss the financial results for the year-end and fourth quarter of 2021 and its outlook on 2022 at 10:00am EDT on April 4, 2022.

The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

This date and time follows from the Company's release on March 30 it would add a discussion of its recent partnership with Carbon Royalty Corp and Middle East strategic financing alternatives to prepared remarks.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 74107253. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until April 11, 2022 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 107253.

A live audio webcast of the conference call will be available at https://bit.ly/3NvJvZs. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

View original content:https://www.prnewswire.com/news-releases/mcloud-to-host-fourth-quarter-and-year-end-2021-financial-results-conference-call-at-1000am-edt-on-april-4-2022-301515407.html

SOURCE mCloud Technologies

View original content: http://www.newswire.ca/en/releases/archive/March2022/31/c4431.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies

CNW 18:24e 31-MAR-22